EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2017	2016	2015	2014	2013

Earnings
Income before assessments	$211,510	$192,604	$321,646	$167,411	$236,536
Fixed charges	660,852	457,379	360,184	346,250	331,805

Income before assessments and fixed charges	872,362	649,983	681,830	513,661	568,341

Fixed Charges
Interest expense	659,886	456,415	359,225	345,327	330,905
1/3 of net rent expense (1)	966	964	959	923	900

Total fixed charges	$660,852	$457,379	$360,184	$346,250	$331,805

Ratio of earnings to fixed charges	1.32	1.42	1.89	1.48	1.71
________________________
(1) Represents an estimated interest factor.